Exhibit 99.9

VANC Pharmaceuticals announces Non Brokered Private Placement

November 27, 2014 – VANC Pharmaceuticals Inc. (“VANC” or the “Company”) is pleased to announce a non-brokered private placement of up to 7,333,333 units of the Company at a price of $0.15 per unit (the “Units”) for gross proceeds of up to $1,100,000 (the “Offering”).

Each Unit will consist of one (1) common share (the “Common Share”) and one half (1/2) transferrable share purchase warrant (each whole warrant, a “Warrant”). Each Warrant will entitle the holder thereof to purchase one (1) additional common share for a period of twelve

(12) months from the Closing Date of the Offering at a price of CDN$0.25 per Common Share.

Proceeds from the Offering will be used by VANC for general ongoing corporate and working capital purposes.

“With this round of financing we will be building inventory and adding a sales and marketing team to introduce our generic drug portfolio along with our OTC products to the Canadian market,” said Arun Nayyar, CEO of VANC, “Our team is excited to be another step closer to our commercialization goals”.

In connection with the Offering, the Company may pay a finder’s fee pursuant to the policies of the TSX Venture Exchange.

This Offering is subject to receipt of all necessary approvals including approval of the TSX Venture Exchange and the Company’s Board of Directors.

On behalf of:

VANC Pharmaceuticals Inc.

Jamie Lewin,

Director and CFO

jlewin@vancpharm.com

Cautionary Note Regarding Forward-looking Statements: Information in this press release that involves VANC’s expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. VANC generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “plan,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements. The forward-looking statements in this release are based upon information available to VANC as of the date of this release, and VANC assumes no obligation to update any such forward-looking statements. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of VANC and are subject to risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.